Exhibit 99.1

RRSAT EXPANDS SPORTS COVERAGE OVER NORTH AMERICA WITH
FIGHT NOW! TV
RRsat services on Galaxy-23 Satellite provide FIGHT NOW! TV a wide viewing audience

RE’EM, Israel – June 28, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced the launch on May 24, 2011 of FIGHT NOW! TV, a 24-hour combat sports channel, in HD, on the Galaxy 23 satellite providing access to nearly 8,000 cable headends representing close to 90% of the American cable market. FIGHT NOW! TV is dedicated to mixed martial arts (MMA) as well as boxing, grappling and kickboxing.

FIGHT NOW! TV joins more than 590 TV and radio channels delivered, managed or transmitted to multiplatform operators globally or directly to viewers at home via the RRsat Global Network.  RRsat captures content quickly and economically at its source using the customer’s choice of delivery media and formats.  At launch, FIGHT NOW! TV used RRsat's RRstream technology to securely stream content from FIGHT NOW! TV in Toronto, Canada to RRsat's Hawley Teleport in Pennsylvania for national satellite distribution on the Galaxy 23 satellite. RRstream provides low-to-zero latency and maintains high content resolution supporting even HD satellite distribution and is often used to jumpstart a channel.  Tapeless digital workflow options allow HD or 3D channels like FIGHT NOW! TV to launch immediately and cost effectively while maintaining the high resolution expected.

“We appreciate the speed and quality of the service provided by RRsat,” said Mr. Mike Garrow, General Manager and Co-Founder of FIGHT NOW! TV. “While we initially launched on Cablevision, with the wide audience being made available by RRsat on the Galaxy 23 satellite, we expect to expand very quickly to additional cable, satellite and telco operators so that fight fans across the country can have a 24/7 combat sports destination on their TVs.”

“We are proud to be adding FIGHT NOW! TV to the long list of sports channels that we deliver worldwide including 24/7 sports channels like Fox Sports and live HD and 3D sporting events such as the US Open, the PGA Championship and the 2010 NFL season for Asian and maritime viewing,” said Mr. Yaniv Lior, Senior Director of US Sales and Operations, RRsat America.  “With RRstream, we were able to launch cost-effectively and in record time.  The Galaxy 23 satellite provides FIGHT NOW! TV with the potential for an extensive North American viewing audience.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About FIGHT NOW! TV
FIGHT NOW! TV is the first 24-hour-a-day, seven-day-a-week combat sports channel bringing the best battles, fiercest fights and stunning knockouts to America. FIGHT NOW! TV caters to fight fans of every genre, giving them a front row seat to compelling coverage of MMA, boxing, wrestling/grappling, Muay Thai, kickboxing and other combat sports. FIGHT NOW! TV is the place for the best analysis, live and current events, documentaries and news coverage of the biggest PPV events and match-ups happenings around the globe.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV and RRstream services, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

The information in this press release concerning FIGHT NOW! TV  has been provided to RRsat by FIGHT NOW! TV  and has not been independently verified by RRsat.  Information concerning the access of the channel to the US cable industry is based on publicly available information and has not been independently verified by RRsat.